

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Darcy Mott
Chief Financial Officer
WAGEWORKS, INC.
1100 Park Place, 4th Floor
San Mateo, CA 94403

      **Re:  WAGEWORKS, INC.**
          **Form 10-K for the Fiscal Year Ended December 31, 2018**
          **Filed May 30, 2019**
          **Form 8-K filed June 28, 2019**
          **File No. 001-35232**

Dear Mr. Mott:

     We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Consumer Products